


02029328



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 358-7000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)

International Paper Company
Weldwood of Canada Limited
Employee Phantom Share Plan

Financial Statements
As of December 31, 2001 and 2000
Together With Auditors' Report

International Paper Company
Weldwood of Canada Limited
Employee Phantom Share Plan

Table of Contents

	Page(s)
Report of Independent Public Accountants	1
Statements of Net Assets Available for Benefits As of December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2001, 2000 and 1999	3
Statements of Accumulated Plan Benefits As of December 31, 2001 and 2000	4
Statements of Changes in Accumulated Plan Benefits For the Years Ended December 31, 2001, 2000 and 1999	5
Notes to Financial Statements	6-7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Weldwood of Canada
Limited Employee Phantom Share Plan:

We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the **WELDWOOD OF CANADA LIMITED** (a Canadian corporation and wholly owned subsidiary of International Paper Company)**EMPLOYEE PHANTOM SHARE PLAN** (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2001 and 2000, and the changes in its financial status for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Memphis, Tennessee,
March 18, 2002.

INTERNATIONAL PAPER COMPANY
WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000

	2001		2000	
	Cdn. $	US $	Cdn. $	US $
ASSETS				
Receivable from Weldwood of Canada Limited (Note 1)	**$3,209,426**	**$2,015,199**	$2,524,029	$1,682,518
Net assets available for benefits	**$3,209,426**	**$2,015,199**	$2,524,029	$1,682,518

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001		2000		1999	
	Cdn. $	US $	Cdn. $	US $	Cdn. $	US $
Amounts allocated to participant accounts (Note 1):						
Participant deferrals	$ 471,629	$ 304,588	$ 793,688	$ 534,430	$329,621	$222,428
Company-						
Additional deferral	47,163	30,459	79,369	53,443	32,962	22,243
Phantom investment earnings	399,753	258,169	1,153,359	776,614	290,325	195,911
Company deferrals	446,916	288,628	1,232,728	830,057	323,287	218,154
Total deferrals	918,545	593,216	2,026,416	1,364,487	652,908	440,582
Benefits paid (Note 1)	(233,148)	(150,572)	(256,946)	(173,015)	-	-
Net increase in net assets available for benefits	685,397	442,644	1,769,470	1,191,472	652,908	440,582
Translation adjustment (Note 2)	-	(109,963)	-	(31,411)	-	15,446
Net assets available for benefits, beginning of year	2,524,029	1,682,518	754,559	522,457	101,651	66,429
Net assets available for benefits, end of year	$3,209,426	$2,015,199	$2,524,029	$1,682,518	$754,559	$522,457

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

STATEMENTS OF ACCUMULATED PLAN BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001		2000	
	Cdn. $	US $	Cdn. $	US $
Present value of accumulated plan benefits:				
Vested benefits-				
Vested benefits of participants currently receiving payments	$ -	$ -	$ -	$ -
Other vested benefits	3,209,426	2,015,199	2,524,029	1,682,518
Total vested benefits	3,209,426	2,015,199	2,524,029	1,682,518
Nonvested benefits	-	-	-	-
Total present value of accumulated plan benefits	$3,209,426	$2,015,199	$2,524,029	$1,682,518

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

STATEMENTS OF CHANGES IN ACCUMULATED PLAN BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001		2000		1999	
	Cdn. $	US $	Cdn. $	US $	Cdn. $	US $
Present value of accumulated plan benefits, beginning of year	**$2,524,029**	**$1,682,518**	$ 754,559	$ 522,457	$101,651	$ 66,429
Increase (decrease) during the year attributable to:						
Amounts allocated to participant accounts (Note 1)-						
Participant deferrals	**471,629**	**304,588**	793,688	534,430	329,621	222,428
Additional deferral	**47,163**	**30,459**	79,369	53,443	32,962	22,243
Phantom investment earnings	**399,753**	**258,169**	1,153,359	776,614	290,325	195,911
Total	**918,545**	**593,216**	2,026,416	1,364,487	652,908	440,582
Benefits paid	**(233,148)**	**(150,572)**	(256,946)	(173,015)	-	-
Net increase in accumulated plan benefits	**685,397**	**442,644**	1,769,470	1,191,472	652,908	440,582
Translation adjustment (Note 2)	-	**(109,963)**	-	(31,411)	-	15,446
Present value of accumulated plan benefits, end of year	**$3,209,426**	**$2,015,199**	$2,524,029	$1,682,518	$754,559	$522,457

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION

The following description of the Weldwood of Canada Limited Employee Phantom Share Plan (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions. Weldwood of Canada Limited (Weldwood) is a Canadian Corporation and was a wholly-owned subsidiary of Champion International Corporation (Champion). On June 20, 2000, International Paper Company acquired Champion. Under the terms of the agreement, Champion shareholders received $50 in cash per share and $25 worth of International Paper common stock for each Champion share. For purposes of the financial statements, references to "the Company" relate to Weldwood and Champion prior to the purchase agreement and Weldwood and International Paper thereafter.

The Plan, which became effective on January 1, 1998, is an unfunded retirement plan established for the purpose of encouraging eligible employees of Weldwood to contribute to the growth and profitability of the Company through an equity-based compensation plan. As an unfunded plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company. Expenses of the Plan are paid by the Company and are not included in the accompanying financial statements. JP Morgan/American Century Retirement Plan Services performs certain administrative and record-keeping functions of the Plan.

Among other things, the Plan provides that the Company will allocate to each participant's account an amount equal to a percentage of such participant's incentive compensation, as designated by the participant, plus an additional allocation equal to 10% of the participant's designated deferral. The participant's account (and any earnings thereon) is treated as if it was invested in the Company Stock Fund of the Champion International Corporation Savings Plan #077 (Plan #077). The Company Stock Fund is generally fully invested in common stock of Champion or, subsequent to the acquisition, International Paper. Although the Plan itself has no investment assets, participant accounts are credited with earnings or losses, based upon the actual earnings and losses of the Company Stock Fund for the period.

Effective June 20, 2000, in connection with the acquisition of Champion by International Paper, all participant balances invested in the phantom Company Stock Fund of Champion, including the Company additional deferral, were converted into phantom shares of the Company Stock Fund of International Paper in an amount equivalent to the Champion purchase consideration on a per-share basis.

Participants are immediately vested in their entire account balance, as adjusted for the earnings and losses previously discussed. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, or other termination of employment in a single lump sum cash payment or in two cash installments. All benefits are payable in Canadian currency.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting--The Plan uses the accrual basis of accounting.

(b) Payment of Benefits--Benefits are recorded when paid.

(c) Present Value of Accumulated Plan Benefits--Accumulated plan benefits represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the estimated fair value of the participants' account balances (i.e., participant and Company allocation plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

(d) Foreign Currency Translation--The net assets of the Plan and the accumulated plan benefits are translated into U.S. dollars using the year-end exchange rate. The changes in net assets and accumulated plan benefits are translated using the average exchange rate for the year. The resulting translation gains or losses are included in the translation adjustment included in the Statements of Changes In Net Assets Available for Benefits and the Statements of Changes In Accumulated Plan Benefits. The cumulative translation adjustment at December 31, 2001 and 2000 totaled ($127,819) and ($17,856), respectively.

(e) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

3. PRIORITIES UPON TERMINATION OF THE PLAN

The Company may amend or terminate the Plan in whole or in part at any time. No amendment or termination of the Plan shall reduce a participant's benefit under the Plan that has been accrued up to the date of termination or amendment. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan.

4. TAX STATUS

The Plan is established pursuant to the provisions of subsection 6801(d) of the regulations to the Income Tax Act (Canada). The Plan is subject to income taxes; however the unfunded nature of the Plan generally precludes the occurrence of a taxable event arising from the Plan's operation. Amounts deferred, and earnings credited thereon, are not considered taxable income to participants until distributed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY

Weldwood of Canada Limited
Employee Phantom Share Plan

By: 
Carol Samalin
Assistant Secretary

Dated: March 29, 2002
Purchase, New York

Exhibit 23

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our reports dated March 18, 2002 on the Champion International Corporation Nonqualified Supplemental Savings Plan, the Champion International Corporation Management Incentive Deferral Plan, The Executive Retirement Plan for Employees of Weldwood of Canada Limited and the Weldwood of Canada Limited Employee Phantom Share Plan included in this Form 11-K, into Champion International Corporation's previously filed Registration Statement on Form S-8 (Registration No. 333-34069) and International Paper Company's previously filed Registration Statement on Form S-8 (Registration No. 333-37390).

Memphis, TN,
March 29, 2002.

Exhibit 99

Securities and Exchange Commission
Washington, DC

Arthur Andersen LLP has represented to International Paper Company that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

INTERNATIONAL PAPER COMPANY

Weldwood of Canada Limited
Employee Phantom Share Plan

By: 
Carol Samalin
Assistant Secretary